Exhibit 99.3

Psyence BioMed Announces USD$500,000 Follow-On Investment in PsyLabs and Global Ibogaine Supply Agreement

NEW YORK, April 15, 2025 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”) today announced a strategic follow-on investment of USD $500,000 into PsyLabs, a privately-held company specializing in the production of psychedelic active pharmaceutical ingredients (APIs) and extracts for research, clinical trials, and drug development. This follow-on investment underscores Psyence BioMed’s commitment to building a vertically integrated, multi-asset psychedelics biotech platform with robust supply chain security and clinical development capabilities.

This new capital investment builds on the exclusive, royalty-bearing IP licensing agreement formalized between the two companies in September 2024, following an initial investment where Psyence BioMed acquired an 11.13% equity stake in PsyLabs. Under the terms of that agreement, PsyLabs supplies Psyence BioMed with pharmaceutical-grade, EU-GMP, nature-derived (non-synthetic) psilocybin for use in future clinical trials and eventual commercialization in substance use disorders (SUD).

In parallel with this financial commitment, Psyence BioMed has secured an exclusive right of first refusal in respect of the worldwide supply of pharmaceutical-grade, nature-derived Ibogaine. Under this agreement, PsyLabs will grant Psyence BioMed a right of first refusal to acquire the exclusive rights to a dedicated supply of Ibogaine for evaluation in the treatment of SUD, including Alcohol Use Disorder (AUD). This exclusive partnership further strengthens Psyence BioMed’s integrated development strategy, ensuring access to high-quality psychedelic compounds to support its growing clinical pipeline and diversification into multiple therapeutic areas.

Ibogaine, a naturally occurring psychoactive substance derived from the Tabernanthe iboga plant, has shown promise in early-stage research for its unique ability to interrupt SUDs, offering a novel approach to addiction treatment. Existing treatment options for SUDs and AUD remain limited in effectiveness, highlighting the urgent need for new solutions.

“We are thrilled to strengthen our partnership with PsyLabs through both our financial investment and this opportunity to acquire exclusive Ibogaine supply rights,” said Dr. Neil Maresky, CEO of Psyence BioMed. “Ibogaine holds significant potential as part of a new wave of therapeutics targeting some of the most challenging conditions in mental health. With this agreement, we are well positioned to accelerate our research efforts and bring much-needed innovation to patients worldwide.”

Tony Budden, Chief Executive Officer at PsyLabs, added: “This expanded collaboration with Psyence BioMed reflects our shared vision for advancing the science and development of nature-derived psychedelic medicines. By combining our manufacturing expertise with Psyence BioMed’s clinical development capabilities, we are creating a powerful platform to explore the full potential of Ibogaine and psilocybin in addressing addiction and mental health disorders.”

Additional details about PsyLabs are available at www.psylabs.life. An overview of the company’s operations and manufacturing capabilities can be viewed in this video:

These strategic initiatives and investments align with Psyence BioMed’s vision to develop a diversified pipeline of psychedelic-based therapeutics supported by strong supply chain partnerships and proprietary intellectual property, as the Company advances toward becoming a leading, vertically integrated psychedelic biotech company.

The follow-on investment shall be subject to the conclusion of a definitive right of first refusal agreement between the parties based on the salient terms already reduced to writing and other customary closing and suspensive conditions, including regulatory approvals (if any).

About Psyence BioMed:

Psyence BioMed is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq. Psyence is dedicated to addressing unmet mental health needs, particularly in palliative care. The name ‘Psyence’ merges ‘psychedelics’ and ‘science,’ reflecting the company’s commitment to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

About PsyLabs

PsyLabs is a psychedelic Active Pharmaceutical Ingredient (API) development company, federally licensed to cultivate, extract, and export psilocybin mushrooms and other psychedelic compounds including psilocin, mescaline, ibogaine, and dimethyltryptamine (DMT) to legal medical and research markets. The company has successfully exported psilocybin products to Canada, the UK, Portugal, and Slovenia, and supplies purified extracts to its UK-based CMO partner.

PsyLabs operates from an ISO 22000-certified facility audited by the British Standards Institution, ensuring the highest standards of safety and traceability. With a focus on natural compound purification, regulatory support, and global distribution, PsyLabs is expanding its product pipeline to include ibogaine and other next-generation psychedelics.
www.psylabs.life

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com
Media Inquiries: media@psyencebiomed.com
General Information: info@psyencebiomed.com
Phone: +1 416-477-1708

Investor Contact:

Michael Kydd
Investor Relations Advisor michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the acquisition of exclusive Ibogaine supply rights, the growing of Psyence BioMed’s clinical pipeline, and the diversification of its therapeutic areas. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of a definition right of first refusal agreement, that Psyence BioMed shall exercise its exclusive Ibogaine supply acquisition rights, and that the demand for psychedelic-assisted therapy will include the use of Ibogaine. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the right of first refusal agreement; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444) filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2025 and other documents filed by Psyence BioMed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

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